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SECURITES AN
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12013028

SEC
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Section

FEB 29 2012

Washington, DC
121

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ANNUAL AUDITED REPORT
FORMX-17A-5
PART III

SEC FILE NUMBER
8- 66889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alternative Asset Investment Management Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Park (212) 832-7600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name*)

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, Victor Park, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alternative Asset Investment Management Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

x ______________________
Signature

____
Title

DEVI I. HARIPRASAD
Notary Public, State of New York
No. 01HA6241098
Qualified in Queens County
Commission Expires May 16, 2015

x ______________________
Notary Public

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF ALTERNATIVE ASSET
INVESTMENT MANAGEMENT SECURITIES LLC

We have audited the accompanying statement of financial condition of Alternative Asset Investment Management Securities LLC as of December 31, 2011. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit,

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Alternative Asset Investment Management Securities LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 15, 2012

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and Cash Equivalents	$115,055
Accounts Receivable	68,029
Prepaid Expenses	2,850
Fixed Assets, Net of Allowance for Depreciation of $47,739	30,810
	$216,744

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued Expenses Payable	$52,019
Members' Equity	164,725
	$216,744

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. Organization of the Company

Alternative Asset Investment Management Securities LLC (the Company) is a Limited Liability Company organized in the State of Delaware. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2) (i).

2. Nature of Business

The Firm acts as a solicitor to refer potential investors to hedge funds, private placements, or funds of hedge funds for which the Firm receives referral fee income. The Firm may introduce third party execution services to hedge funds or investment funds. The Firm does not hold or maintain funds or securities for other broker-dealers.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

4. Income Taxes

As a Limited Liability Company, the Company is not subject to Federal Income Taxes. Instead, any net income or loss that the Company earns during the year flows directly to the Members who are liable for the any taxes on their share of the income. Therefore, the

accompanying Statement of Income does not have a provision for any income taxes.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2011, the Company's net capital of $95,936 was $90,936 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 54.22 %.

6. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

7. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 15, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.